EXHIBIT 99.1


             [Letterhead of Routt County National Bank Corporation]


                            ___________________, 1998



Shareholders of Routt County National Bank Corporation


Dear Shareholder:

         A Special Meeting of the shareholders of Routt County National Bank Corporation ("the Company") has been called for ____ a.m., Colorado time, on ________________, 1998, at the Company's offices at 2155 Resort Drive, Steamboat Springs, Colorado. The accompanying proxy statement/prospectus is being furnished to all holders of the Company's Common Stock.

         The purpose of the Special Meeting is to consider and vote upon an Agreement and Plan of Reorganization dated January 21, 1998 among the Company, its wholly-owned subsidiary First National Bank of Colorado (the "Bank"), Zions Bancorporation ("Zions"), Val Cor Bancorporation, Inc. ("Val Cor"), a wholly-owned subsidiary of Zions, and Bank Colorado, National Association ("Bank Colorado"), Val Cor's wholly-owned subsidiary, an Agreement of Merger between the Company and Val Cor and an Agreement of Merger between the Bank and Bank Colorado (collectively, the "Plan of Reorganization"). If the Plan of Reorganization is approved, and all conditions are met, the Plan of Reorganization will result in the merger of the Company into Val Cor, with Val Cor being the surviving corporation and the merger of the Bank into Bank Colorado, with Bank Colorado being the surviving national banking association.

         Upon consummation of the Plan of Reorganization, each holder of Company Common Stock will receive shares of Zions Common Stock in exchange for each share of Company Common Stock. The terms and conditions of the Plan of Reorganization are summarized in the accompanying Proxy Statement/Prospectus. See "Summary--Certain Definitions" in the Proxy Statement/Prospectus.

         At the Effective Date (as defined), the shares of Company Common Stock will be canceled and immediately converted into the right for holders of Company Common Stock to receive, in exchange for each share of Company Common Stock, that number of shares of Zions Common Stock calculated by dividing the Merger Consideration (as defined) of 650,000 shares of Zions Common Stock, which may be adjusted downward if Transaction Expenses (as defined) exceed $100,000, by the total number of shares of Company Common Stock issued and outstanding as of the Effective Date of the Reorganization. Zions will not issue fractional shares of its common stock in the Reorganization. In lieu of fractional shares of Zions Common Stock, if any, each shareholder of the Company who is entitled to a fractional share of Zions Common Stock will receive an amount of cash equal to the product of such fraction times $43.9375. Such fractional share interest will not include the right to vote or to receive dividends or any interest thereon.

         On ______________, 1998, the closing price of Zions Common Stock was $_________ per share. On that date there were 318,664.47 shares of Company Common Stock issued and outstanding. Assuming that the Reorganization had been consummated as of ________________, 1998, that the closing price of Zions Common Stock had been $__________ on that date, and that Transaction Expenses had not exceeded $100,000, shareholders of the Company under such circumstances would have received approximately 2.04

Shareholders of Routt County National Bank Corporation
                   , 1998
Page 2



shares of Zions Common Stock for each share of Company Common Stock, or an equivalent value of approximately $__________ per share of Company Common Stock.

         The accompanying Proxy Statement/Prospectus details the terms of the proposed Plan of Reorganization and provides information concerning the Company, the Bank, Zions, Val Cor and Bank Colorado as well as the Plan of Reorganization. The Proxy Statement/Prospectus contains important information necessary for the shareholders to make a decision about how to vote at the Special Meeting. Please read it carefully.

         The affirmative vote of a majority of the issued and outstanding shares of the Company's Common Stock is required for approval of the Plan of Reorganization. Failure to vote will have the same effect as a vote against the Reorganization. Consequently, please mark, sign, date and return the enclosed proxy as soon as possible.

         Any holder of Company Common Stock may attend the Special Meeting and vote in person if he or she desires, even if he or she has already submitted a proxy.

         Consummation of the Plan of Reorganization is subject to approval by federal and state bank regulatory agencies, all of which approvals have [not yet] been received, and to certain other conditions, including maintenance of the Company's financial condition. If approved, the Plan of Reorganization will most likely be consummated sometime in the second quarter of 1998.

         The Board of Directors has unanimously approved the Plan of Reorganization and determined that the Reorganization is in the best interests of the Company, its shareholders, employees and the community it serves. The Board of Directors unanimously recommends that the shareholders vote to approve the Plan of Reorganization.

         Instructions describing the procedure to be followed to receive shares of Zions Common Stock are included with the accompanying Proxy
Statement/Prospectus. If the Plan of Reorganization is approved by the shareholders, on or shortly after the effective date of the Plan of Reorganization, Zions will send you instructions describing the procedure to be followed to exchange your Routt County National Bank Corporation stock certificate for the Reorganization consideration.

         Please do not send your certificates to the Company prior to receiving these instructions.

                                                    Sincerely,



                                                    _________________________
                                                    Timothy S. Borden
                                                    Chairman of the Board